Raw Transcript

Filed by Paramount Global

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Paramount Global (SEC File No.: 001-09553)

Date: July 8, 2024

08-Jul-2024

Paramount Global (PARA)

Skydance Media LLC by Paramount Global Merger Call

Total Pages: 22
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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Michelle and I’ll be your conference operator today. At this time, I would like to turn the call over to Dan Garnier, founder and the managing partner of Garnier Communications and Investor Relations Representative for the Skydance Investor Group. You may begin your conference call.

Unverified Participant

Thank you very much, and thank you all for joining today’s announcement presentation. On the call today, we have David Ellison, founder and chief executive officer of Skydance; Gerry Cardinale, founder and managing partner of RedBird Capital; Jeff Shell, Chairman, Sports and Media at RedBird Capital and former Chief Executive Officer of NBC Universal; Andy Gordon, partner at RedBird Capital; George Cheeks, Paramount Global Office of the CEO and President and CEO of CBS; Chris McCarthy, Paramount Global Office of the CEO and President and CEO of Showtime and MTV Entertainment Studios; Brian Robbins, Paramount Global Office of the CEO and President and CEO of Paramount Pictures and Nickelodeon; Naveen Chopra, Executive Vice President and Chief Financial Officer of Paramount Global.

Before we start, I want to remind listeners that a presentation for today’s call is available on Paramount’s website in the Investors section under events and presentations. I would also remind you that certain statements made on this call are forward looking statements that involve risks and uncertainties. These risks and uncertainties are discussed in more detail in Paramount’s filings with the SEC. Some of today’s financial remarks will also focus on adjusted results and reconciliations of non-GAAP financial measures can be found in Paramount’s financial disclosures, also on file with the SEC and available in the Investors section of the company’s website.

Now, I will turn the presentation over to David Ellison to walk through the transaction overview and highlights.David?

Unverified Participant

Thank you, Dan. It’s a genuine pleasure to be here today. First, we want to thank the Paramount Special Committee, National Amusements, Shari Redstone and the Paramount management team for the continued partnership throughout this process. We could not be more excited to build in the future of New Paramount. And I would like to begin with an overview of the transaction.

First, starting from the thesis, the Skydance consortium, led by the Ellison family and RedBird Capital, will be investing $8 Billion in connection with the proposed transaction. There are three key components of the transaction. The first is an acquisition of National Amusements for $2.4 billion and enterprise value $1.7 billion in equity. There’ll be a $6 billion cash infusion into Paramount. $1.5 billion will go directly onto the balance sheet to help the company de-lever and position it for future growth and there will also be $4.5 billion in the form of cash [indiscernible] (00:18:20). In addition, Skydance will be merged into Paramount at an equity value of $4.75 billion.

The key thesis behind this transaction is our desire to inject Skydance as a pure play content company to double down on Paramount’s prowess as one of the world-class storytelling enterprises and also ensure the company is positioned to be able to expand into a tech hybrid to be able to transition to meet the demands and needs of the evolving marketplace.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Additionally, the management team will bolster, obviously, with Jeff Shell and myself, the...

Unverified Participant

Yeah. Yeah. Hi. Well, hi, everybody. It’s Jeff. Thanks for being here this morning.

We’re excited about the transaction and think it’s a new Paramount and it’s not just a catchphrase.

We think it’s going to be a new day for this company with the combined assets.

Unverified Participant

In addition to that, I agree and in addition to that, obviously, the deal will strengthen the balance sheet while enhancing our free cash flow, will align voting and economic interest in the newly created Paramount Pictures. This deal will unify all the key intellectual property held by both companies and position the company for future growth across our animation, sports, content, interactive and technological enterprises.

Before we get further into that, I’d like to hand it over to George to talk more about Paramount.

Unverified Participant

Thanks, David. Paramount Global brings significant value to this exciting merger with Skydance. We’re the home of invaluable brands, a combination of entertainment, news and sports that consistently resonates with audiences globally. We’ve got a vibrant, creative culture that fuels our hit making, and our assets are among the most compelling in the industry. CBS has been the number one US broadcast network in total viewers. MTV has been the number one network for young adults 18 in the last 20 years. Nickelodeon’s been the number one kid’s network for 29 years. Paramount+ has attracted more sign-ups than any other service in the US for four years running, making it a top five service in the US, and Pluto is the leading global free ad-supported streaming service.

Unverified Participant

Thanks, George. This is Brian Robbins. Yeah. Thank you, George. And our content strategy at Paramount is rooted in our stable of durable franchises across multiple genres and whether it’s the NFL on CBS or in reality shows like Survivor, RuPaul’s Drag Race, The Challenge and The Amazing Race, and in kids’ franchises like SpongeBob and Sonic, or news franchises like 60 Minutes and scripted drama including Yellowstone, Dexter and NCIS, which is one of the most popular and longest running TV franchises in the world. Also, Paramount Pictures continues to create genre-defying films that thrive at the box office, most recently with A Quiet Place: Day One, which is the latest addition to our 100-year old film library.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Now, those are just to name a few, but we also have one of the largest libraries of iconic and irreplaceable IP, including more than 200,000 TV episodes and over 4,000 feature films.

Unverified Participant

Thanks, Brian, and I’m Chris McCarthy, and our content is some of the most popular in the world, reaching millions of viewers across theatrical, linear and streaming platforms, and it’s all possible because of the people of Paramount. On-screen, off-screen and across all of our staff, we work with the most talented, creative and dedicated people in the industry, and we feel so honored that they’ve chosen to call Paramount their home. The three of us would like to thank each and every one of them for everything they’ve done and will continue to do to help make Paramount home of the most popular content. Thank you.

Unverified Participant

Dave, we can go to page 13 of the deck. As Skydance has been a privately held company, I’d like to start with an overview. We started the company nearly 15 years ago on a thesis that basically the worlds of technology and media were going to converge and we wanted to build a pure play content company that could be the tip of the spear for that disruption, which continues today that we very much find ourselves in. We built the company on three thematics. First is that quality will always be the best plan, creatively aim high and never stop working until you get there. The second is where entertainment is heading. We’re big believers in the Wayne Gretzky quote, “skate to where the puck is going, not to where the puck has been.” And the third is the only way to accomplish those incredibly ambitious goals is to bet on people, and we’re incredibly proud of the team that we’ve assembled at Skydance.

In addition to that, we built an incredibly robust financial profile that is forward looking and highly predictive. And today, the company stands at 1,300 people across five different verticals. So if we can jump forward to page 14, I’ll take you through the first, the first two verticals, which is Skydance’s live action film and television studios. I think it’s really important to note that Skydance is a studio where we own or co-own all of our content. On average, Skydance produces six feature films a year, including 10 television series this year, and we’ve consistently delivered hits across all the platforms that we worked on. Very thankfully, in partnership with Paramount, we produced Top Gun Maverick, which is the most successful, wholly owned film in its history. In addition to Star Trek Into Darkness and the most successful film in the Mission Impossible franchise.

For Apple TV+, we produced The Family Plan, which was released in December and was the most successful in film in the history of the platform. We produced the Atom project with Netflix and consistently delivered on number one films on their platform, including The Tomorrow War with Amazon Prime Video. And the point I’d like to make for that is, regardless of distribution platform, Skydance has consistently delivered global entertainment across all of our partners.

The television studio obviously has delivered Jack Reacher, which is the number one streaming show on Prime Video. Grace and Frankie, which is the longest running series in the history of Netflix. And in addition, in partnership with Paramount, the Jack Ryan series. Our upcoming slate includes Mission Impossible: Ghost Protocol, the Gorgeous Miles Teller and Anya Taylor-Joy join Apple TV+ and Mayday with Ryan Reynolds and Ken Branagh. Our television slate is Alex Cross for Prime Video and in addition to Season 3 of Foundation as well as the second season of Fubar with Arnold Schwarzenegger and again is a truly scaled independent both feature film and television studio.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Our third vertical is Skydance Animation, which we built in partnership with John Lasseter, where our ambition was to — where our mission was to aim incredibly high and build a studio that could stand alongside Pixar and DreamWorks Animation. We’ve been able to recruit some of the most talented artists in the world over to the studio. Just a few examples. Brad Bird, who is the director of The Incredibles and Ratatouille, as well as Nathan Greno, who’s the director of Tangled. We’re also building a cutting edge studio in the cloud in partnership with Oracle and have a multi-picture partnership with Netflix, where we’re scaling to two feature films a year that we’ll be delivering starting in 2026.

Our fourth vertical is Skydance Sports. We launched Skydance Sports in 2022 to capitalize on the growing demand for sports and entertainment content across platforms. Our vision for the studio is to create the world’s first all sports storytelling content studio and we thought the — and we are incredibly honored that after a yearlong process, we were selected by the NFL to be their key entertainment partner for all of its storytelling. In a very short period of time, Skydance Sports has quickly become a leading studio for leagues, teams and athletes alike. Our first picture, we released in partnership with Matt Damon and Ben Affleck and Amazon Prime Video, Air, was nominated for Best Picture for Golden Globe last year, and our upcoming documentary, The Dallas Cowboys Project, one of the successful docs sold in the history of the business.

Our fifth vertical, Skydance Games, is comprised of two leading interactive game teams. The first is run by Dan Prigg, which is a virtual reality development studio. Our most recent title, Walking Dead Saints & Sinners has sold over 3 million units. Our second is a AAA interactive studio that is run by Amy Hennig, who is responsible for the Uncharted franchise. And we are our first title is Marvel 1943, The Rise of Hydra, which in partnership with Disney and Marvel. And then our title behind that is — exists in The Star Wars Universe. And one of the things we’re also doing there when we talk about the technology thematic, is really pushing the boundaries of what’s possible and in narrative gameplay, where we have created a proprietary AI camera system that allows you to have all of the fun of the moment to moment, second to second gameplay but prevent — but present like you’re in a cinematic.

Unverified Participant

Yeah. So, I — this Jeff. I just want to jump in, David, before we go on for a second and just say if you look at it from a traditional media perspective or from a Paramount perspective, and say, what would you want as a partner for Paramount? Skydance is literally designed almost ideally, you know, for, I’m excited for everybody to see now behind the curtain of Skydance because it’s literally designed for Paramount. Number one, from a financial perspective, it’s got no leverage. So, it helps de-lever the transaction and I know Andy’s going to talk about that later on, but more importantly, it’s got all the elements to make Paramount stronger and unify unifies the IP, you know, because of the long history between the two companies. From a theatrical perspective, animation is so important and Paramount is already very strong with Nickelodeon, but if you add John Lasseter and what David just talked about, we’re going to be immediately a leader in animation. Sports is critical for the whole company, you know, particularly CBS. And, you know, add the sports capabilities of Skydance to what, you know, David Berson and his team are already doing at Paramount. It makes us a leader in sports.

And then one of the big problems in this business, which I’ve not spoken to many of you forever about, is growth, and Skydance takes a bunch of parts of the business that Paramount needs to get into, including games, as David just talked about, and adds a growth engine to the company. And then not to embarrass David, but since it’s audio, I can do it, I’ve been in this business for a long time. It’s been a long time since a creative executive ran a one of the big Hollywood companies. And I think it’s really important when creative is the core. Working with artists is the core of our business. That’s why I like David running the business. And actually, if you went into a lab

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

and designed the perfect executive for the next generation Hollywood company, you would literally spit out David Ellison because he not only can go to a table read, but he can go to the next room and code, too, and this business is heading towards a technology media hybrid and David’s perfect to lead it. And so, I don’t know if you can hear my excitement over the phone, but Skydance is the perfect addition to Paramount, and it’s going to make us really strong in combination. So, back to you, David.

Unverified Participant

Jeff, thank you so much for that. That’s also a perfect segue way to page 17. We really want to outline the vision for the New Paramount. The first in core thematic, as Jeff talked about, is we really want Paramount Pictures to be a creatively first studio and the first stop for best in class storytellers. In addition to that, we need to transition new Paramount to a world class tech media and technology enterprise. The first thing we need to do is double down on on the core competency of storytelling across mediums, but also when you look at the landscape as it exists today, there are a lot of technology companies that are rapidly expanding into media companies, and we believe it is essential for Paramount to be able to expand its technological prowess to be both a media and technology enterprise.

We’re going to reorganize and restructure the business to prioritize cash flow generation. This transaction will align for the first time the economic and voting, obviously ownership to the benefit of all stockholders with a management team, with a track record in both entertainment and technological expertise to be able to transition the company through this period of time to ensure that Paramount’s brightest days are ahead of itself.

So to dive deeper into that. First, if we go to page 18, Skydance and Paramount, we’ve been fortunate enough to produce 30 feature films together, and basically this transaction will unify the key rights to several of Paramount’s most iconic franchises. One of those is Top Gun Maverick, which grossed $1.5 billion in the Worldwide Box Office.

We’ve been fortunate enough to produce four films in The Mission Impossible franchise and including the most successful Mission Impossible Fallout. We produced two Star Trek films together, as well as have a deep history in partnership with Hasbro that includes the G.I. Joe franchise as well as Transformers. This transaction will unify the key rights to all of that to allow us to expand franchise management.

If we move forward into Page 19, but by bringing all these brands together, we can create an incredibly powerful entertainment flywheel that expands upon Paramount’s capabilities in both feature film and television, but also allows us to plug in our interactive engine into this business so that we can do what we’re doing in partnership with Disney, with both Marvel and Star Wars, for several of the key Paramount franchises, and also expand into consumer products, location-based entertainment and other. And my viewpoint with consumer products and any ancillaries is you have to be passionate enough about the characters to want to exist with them outside of the boundaries of the film and really doubling down on that creativity first and quality is the best business plan will ensure that we can expand upon our consumer products and other ancillary businesses.

If we can move forward on to page 20, this transaction, by bringing Skydance Sports, in partnership with CBS, will create an incredibly compelling offering for NFL fans through unifying both the license games, as well as the storytelling capabilities of the NFL. By adding our interactive business into this, we can, as I discussed earlier, unlock and build a significant, robust interactive vertical within Paramount. The addition of Skydance Animation to Nickelodeon creates an animation powerhouse that will immediately make us one of the best and most powerful within the industry. The combination of Skydance Television, in addition to Paramount’s and CBS’s Television Studios, creates a best in class studio and also unifies the key franchises across the film and television slate.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

As we talked about, if we move forward to page 21, having had the privilege of being mentored by Steve Jobs and getting to watch him and build Pixar from the ground up, one of my favorite quotes that him and John always had was the art challenges the technology and the technology inspires the art and believe that that understanding of the symbiotic relationship between art and technology is essential to be able to meet this moment in time for storytelling. And, with that, our intention is to rebuild the Paramoun+ platform and believe that with the technological prowess and relationships that we have, we can expand our DTC business, we can improve our algorithmic engine to basically increase time spent on platform, reduce churn and drive lifetime value for all of our shareholders. We can optimize the adtech and improve the buy side for transparency and audience reach and we also intend to unify the cloud providers across all the distribution services for significant efficiencies.

One of the things I like to talk about that we’re already doing in partnership with Oracle and Skydance Animation is an initiative we call Studio in the Cloud. As many of you may know, animation has largely been an on-premise business, and it has been difficult today to be able to transition to the cloud because the common wisdom has been that that would be too cost-prohibitive. We’ve already proved on Spellbound that we just delivered to Netflix by producing part of that movie and Studio in the cloud that we were able to not only dramatically increase efficiencies, we’re also able to significantly reduce costs. And we intend to scale that business across all of our production workflows in animation and other, and also utilize artificial intelligence tools to enhance creativity and drive production efficiencies. And, again, it really is that combination of art and technology that we believe is the cornerstone of this business and is going to be essential towards our future.

And with that, I’ll hand it over to Jeff.

Unverified Participant

Thanks and on Slide 22, for those of you following. So obviously we love the creative engine of this company, but obviously a big chunk of the company is in the linear world. And we know that linear is challenged and declining. We like these businesses, particularly CBS. We think it is a very, very, very strong business with more reach than any other business, the most watched, as George said, network for decades now.

However, I think a lot of us in the business know, we got to run these businesses in a different way as they decline. And so we’ve spent a lot of the last few months really building a bottom up plan. And our goal is to manage the businesses, particularly the linear businesses for free cash flow generation. We’ve identified, we work with Bain and others and we’ve identified literally to the penny, $2 billion of cost efficiencies and synergies that we’re going to not only deliver, but attempt to deliver pretty rapidly, trying to get more than half of them in the first, in the first year to reposition. And over time, as you manage these businesses, you’ve got to manage them for margin as they decline these are powerful businesses, but you have to make tough decisions. So we’ve identified it. We know what we want to do and we plan to do this fairly rapidly and you can see on this slide some of the areas that we’re going to focus on.

Turning to Slide 23, I want to just kind of take a step back and look at a different way to look at the company and talk about how we do it. Obviously, you know, you can kind of divided into four pieces. One is CBS, which is an unmatched asset and for a content producer like us, having that reach is amazing. And so we will continue to fuel that reach and we’re really happy about not just CBS, but the whole ecosystem, the stations and the affiliates and everything that gives us that reach, and our plan is to continue to kind of fuel that because it will drive our content for decades in front of us. And obviously, sports is the rock solid foundation of that platform, you know, anchored by the NFL and other partners, and that’s going to be a very important business for us as we go forward. But as I talked about on the previous slide, we’re going to manage that with a particular focus on cash going forward.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

The cable networks are obviously challenged as well, but there are some wonderful brands within there. And, you know, MTV, Comedy Central, Nickelodeon, BET, you know, our goal is to maybe bring a little bit of a fresh approach to those brands and are looking for a way to bring in cross-platform. The studio side, in addition to, as David said, making it creative first and making the best content, maybe bring a bit of a more analytical approach to the slate and slate strategy here. And then, of course, animation is going to become an anchor, and that animation can then, as David talked about, fuel the whole kids and family ecosystem, which is incredibly important onto these businesses going forward.

And then lastly, of course, a lot of us have spent a lot of the last decade talking about DTC, you know, very encouraged by the progress that the team has made at Paramount with Paramount+. And don’t forget about Pluto, which is a very strong and powerful asset. Our approach to DTC is going to be kind of threefold. One we’re going to take a look at how much money we’re generating from our content and what content belongs where and what content we should license to ourselves and what content we should license to others. I’m a big believer in windowing strategy, and I think there’s maybe a more efficient way to maximize the value of our content and we’ll continue to be in the DTC business.

The second thing is we don’t — all of these businesses, our goal, David and my goal and the rest of the team is to win. We want to make this company the leader in entertainment, and that goes for DTC, too. And so we’re going to be evaluating all options to be a winner in DTC and to be a winner in DTC really means being in the ultimate bundle that’s coming. We’ve had a bunch of inbound from a number of people about partnerships that could involve a partnership with another player or players. And so we will evaluate all that.

And then lastly, as David already talked about, we intend to be the technological leader in the space, which is really the next frontier in DTC as these businesses evolve. So that’s really the kind of the four parts as we get — look at this, we look at this business. So, I don’t know, David, if you want to add anything. If not, we’ll go to Andy to go to the transaction.

Unverified Participant

Great. Thanks, Jeff. Before I discuss the transaction, I really wanted to take a moment to express our enthusiasm in continuing our long relationship with David, his family and RedBird’s significant investment partnership in Skydance, which will now extend into the new Paramount. I met David over 12 years ago and I can honestly say that his creativity, technology-savvy, entrepreneurial spirit and humble ethical character make him the ideal new generation leader for the combined company. Coupling Jeff’s long term results-oriented proven track record at NBCUniversal make this dynamic deal the perfect leadership team for the people of new Paramount and its shareholders.

Further, our initial investment thesis was predicated on Skydance being a platform for further investment opportunities in the entertainment ecosystem. Our style of investing focuses on investing capital with world class founders to monetize and better exploit owned intellectual property. Our new investment at $1.8 billion will make this RedBird’s largest investment to date. So, now let’s turn to page 25.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

On page 25, we’ve outlined the key deal terms that you’ve seen in the press release and during the Q&A period we’re happy to answer any clarifying questions that you might have. I would just say a couple of things about the deal. One is it really is a full recapitalization of Paramount with the new underwritten business plan and given the $8 billion we’re investing across National Amusements and Paramount, we believe that it will position the company for not only further growth and stability, but allow investors to continue to ride along with the upside that we predict will occur.

The second thing is it’s important to know that this transaction does not rely on any financing contingency. In fact, all $8 billion will be equity commitments from the Ellison family and Redbird and its partners. So, with that, let’s turn to page 27 and let me talk a little bit about our plan.

Our plan is for all transparency for you all to hear is a bottoms-up plan that we’ve taken over the last six months, a detailed due diligence for not only Paramount, but how Skydance and Paramount together will perform going forward. One, we’re going to manage a difficult linear decline from a secular perspective on the top line, but at the same time better manage those businesses for cash flow generation and growth along the lines of the DTC platform, as well as film, entertainment and television production.

As you see on the slide, our EBITDA projection for 2025 is $3.4 billion. We assume that transaction closes sometime in the third quarter of 2025 and, therefore, our synergy calculation of $2 billion would only have a fraction in 2025 of roughly 10% of that $2 billion. You can see going forward that we expect to grow over 20%, 2026 over 2025 and 8%, 2027 over 2026. One of the things that’s critical to the stability of the company to be able to compete in the current entertainment marketplace is a very strong balance sheet. Part of our capital commitment, approximately $1.5 billion will go directly to de-lever the company and provide for future growth, as well as our investment in the synergies and efficiencies that Jeff’s already mentioned. We expect to be investment-grade by all rating agencies sometime in 2026 and you can see the deleveraging profile from approximately 4.3 times today to 2.4 times by 2027.

We now turn page 28, as David mentioned, Skydance is a private company. You all don’t have visibility into its revenues and EBITDA. So I wanted to highlight some that here and how the Paramount board thought about the valuation of Skydance, which we think is quite compelling for all of its shareholders. One, Skydance will produce $2.3 billion of revenue in 2025 and $2.5 billion in revenue in 2026. The EBITDA from that revenue projection for 2025 will be approximately $340 million before synergies and $540 million before synergies in 2026. There’s a level of synergy by combining Skydance into the Paramount Studio system and other components of Paramount that will lead to at least $130 million in our estimation, during the first full year of operations. And, if you look at how the multiples stack up, at a 10.5 times synergized multiple for 2025, or 8.6 times for 2026, we believe it’s an incredibly compelling valuation compared to other acquisitions of pure play content studios with contracted revenues like Skydance, as well as third party investments in entertainment companies that look very similar to Skydance.

I would also mention that given the large growth in EBITDA that Skydance would scale to basically create operating leverage as all the different levers that David mentioned come online, and 2026 is a year that we not only produce two animated films, but we also will have all of our video game assets at full deployment.

So, now let’s turn your attention to the pro forma company on page 28 or sorry, 29, and it’s important for us to — for you again to understand that we’re reengineering the business. So we’ve looked at the numbers that I just mentioned of $3.4 billion in 2025 and $4.1 billion in 2026, and looked at the valuation based on our $15 per share price for class Bs and $23 per share price for Class As. When you look at that combination and look at the current multiples of 8.2 times in 2025 projected, but more importantly, 6.8 times in 2026, we believe it is a very compelling valuation for our investors to continue to ride with us, but also for new investors to invest in the company. We’re very excited that these types of multiples have a lot of upside relative to where they stand today.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

So, with that, I’d like to turn it back to David, who will then provide some concluding remarks.

Unverified Participant

No, Andy, thank you so much for that. Again, we want — before we turn it over to the Q&A, I just want to state, obviously, our excitement and enthusiasm for being here today. Basically, as we discussed, this transaction will align the economic and voting interest of the company, strengthen the balance sheet of Paramount to ensure that it is positioned to be competitive obviously in the future dynamic, and ensure that obviously there is upside for all shareholders.

And, really, with that, I’d love to turn it over to questions and kind of restate that our goal here in the acquisition of this iconic institution is to ensure that Paramount’s brightest days are ahead.

Unverified Participant

Thank you. So I guess we’ll take questions now, right?

Unverified Participant

Yeah. Dan?

Unverified Participant

Operator?

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from Benjamin Swinburne with Morgan Stanley. Your line is open.

Q

Thanks. Good morning and congrats to the Skydance and RedBird team on getting this to this point. David, maybe just one on sort of your vision. You know, Skydance has built this — you’ve built this great technology driven studio, really capitalizing on the appetite for great content in the industry. But you, you know, you didn’t launch a streaming service. And I’m sure there are lots of reasons for that and Jeff sort of hinted at it, you know, playing to win. Have you thought about, you know, getting out of the DTC business? Is that on the table and why do you believe improving the technology around Paramount+ and sort of leaning in there is the right strategy? And then I would love just to ask maybe Andy, just on the numbers, Andy, just to help us clarify the 2026 and 2027 pro forma EBITDAs that you show for the new company, just tell us what the synergies are baked into those estimates? I think $2 billion is the goal, but I just want to make sure we got it right on the next several years. Thanks a lot.

A

Okay. Yeah, no, I agree and appreciate the question. First, I think definitely when you look at where the audience is heading towards, I think we all know obviously, you know, streaming is an incredibly important part of the business and very much the future of the business. The way we plan to look at it is, is both from a profitability standpoint and getting to profitability and streaming obviously as efficiently as we can, while although obviously continuing to scale the company.

To do that, you have to do two things. One is creatively execute at the highest level. And secondly, one of the things that I think has maybe potentially been slightly underappreciated when you really get into the tech stack of some of these companies, is how effective their algorithmic engines are in terms of creating time spent on platform. Looking at the discovery engines and how that content is delivered, there are significant efficiencies that can be obviously yielded at Paramount+ to create a better basically user experience for the — obviously which will also reduce churn. And so, we believe the combination of those two things are essential to obviously continuing to build and scale Paramount+. And as Jeff said, we’re also open to exploring partnerships, to exploring licensing to ensure that we can do that and do that obviously in a manner that is profitable.

And then, Andy, I’ll turn that over to you to answer the question on synergies.

A

Yeah. Hey, Ben. Yeah.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Q

Hey.

A

For 2026, we’re layering in $1.2 billion of synergies on our pro forma and over 2027, that would be $1.6 billion. I should also mention that in 2025, since we won’t be closing based on our presentation until the third quarter, the bulk of the $500 million of efficiencies that the three CEOs have outlined is part of that $3.4 billion total number as well. So you have that.

A

And there’s about $1.6 billion of onetime costs associated with those synergies that will go ratably across as those synergies roll out.

A

Correct.

Q

Thanks, guys. That was clear.

A

That will impact cash flow, not EBITDA. Yeah.

Q

Yeah. Right. Makes sense. Thanks.

Operator: Thank you. Our next question comes from Michael Morris with Guggenheim. Your line is open.

Q

Thank you. Good morning and again thanks for all the detail in the presentation. My questions are around the linear networks and the linear networks are clearly the majority of Paramount’s economics. Currently, the industry is under pressure from cord-cutting competition. So can you talk about what your outlook is for how that trend progresses from here in your outlook? Do you expect it to improve, get worse? Do you think there’s a bottom for cord-cutting that provides a valuation floor? And then, Jeff, you did mention that you expect the streaming product to be in the ultimate bundle that’s coming. Can you expand a little bit on what that is and maybe put the pieces of the linear decline and the ultimate bundle together for us? Thanks.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

A

Yeah. Thanks for the question, David. I’ll take this one.

A

Yeah.

A

So obviously linear is going to keep declining. I don’t think — I think we’re realistic about that. As David mentioned, the consumers are moving to streaming as an alternative to linear. And I think in the numbers that Andy mentioned that we underwrote, we took probably a bit more conservative approach on linear decline than management has and that the market has. You know it’s been declining at about 8% a year. When you factor everything in, we think that’s going to continue. Obviously, as the MVPD universe gets smaller, that asymptotes a bit, right? So, it’s going to, you know, go. We don’t know if there’s a floor somewhere. I personally think that the linear business is going to be a strong business for decades to come. I think we’ll be sitting here in 10 years to 20 years talking about a significant amount of viewership on CBS network, but it’s going to become a part of the equation as opposed to the driving part of the equation, which why you got to be in both sides. But we think it’s going to continue. We don’t think it’s going to worsen, but we don’t actually think it’s going to get better either. That’s what we projected.

On the second question, if I remember, the second question was about the bundle. You know, everybody here on this call probably watches television. The experience right now is not great. You know, for those, you know, number one, if you have all these streaming services, you want to watch something, you don’t know if you get it, you have to try to remember where it is, where it is. For most consumers, which are price-sensitive, it’s pretty expensive. Now, if you get all these services, it actually ends up being more expensive than the traditional MVPD bundle. So I don’t think it takes rocket science to project that that consumer situation is not sustainable, that eventually there’s going to have to be some form of a bundled solution that’s easy and simple for somebody. When people get home from work after work and a hard day, they want to watch something. They don’t want to spend 30 minutes trying to figure out what where to get, what they get.

So I think you already see that bundling process starting to happen with some of these new bundles that have been formed. So we think eventually, I personally think eventually the streaming world is going to look very similar to the way that the multi-channel world looked in the past, where you’re going to have a number of services and per consumer. They’re going to be you know, they’re going to have favorite brands, but they’re going to want a one-stop shop with a nice EPG and a nice technological way to find what they want to look for so they can start watching something, as opposed to sorting their way through the muck of the way it’s delivered right now. So, that’s our view. And if you’re in that bundle, you’re going to win and if you’re not in that bundle, you’re in real trouble.

A

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Jeff, you might also mention the large reach of the CBS network and its importance to the sports leagues and to advertisers going forward as well.

A

Yeah. CBS is a driver. There’s a reason why sports is moving that increasingly to kind of a barbell strategy, as Andy mentioned, between broadcast and streaming. And that is because you need reach. And I think for a lot of us, we thought broadcast would decline along with cable five years ago. That just simply hasn’t happened. Broadcast is declining much, much more slowly than cable is making broadcast relatively a lot stronger. And as sports moves, it’s kind of a, you know a virtuous circle. The more sports that moves back to broadcast, the slower the decline is going to be, and there’s a lot of people watching CBS and other broadcast networks. So that’s going to be an important part of the bundle, too. People are going to want CBS as part of their bundle. And so our streaming strategy, whatever ultimately ends up being CBS is going to be at the cornerstone of that, not just sports, by the way, but some of the core shows that George talked about, which really deliver for the CBS audience, many of which are, you know, what we would call Skydance shows. They’re based on IP that Skydance has made, too, with Paramount. So I see that as being an important part of this overall equation.

Q

Okay.

A

Next question.

Operator: Thank you. Our next question comes from Steven Cahall with Wells Fargo. Your line is open.

Q

Thank you and congratulations, David and team. So, David, can you just expand a little bit about how you think about Paramount’s role in streaming? I think Skydance used to have an output deal with Paramount+. I think you shifted that to Apple a couple of years ago. The animation films are going to Netflix. So it seems like from a Skydance perspective, you’ve been a bit more wary of where Paramount is going to fit in streaming longer term. So maybe you could just help us kind of think about the financial outlook for that business and what you think some of the additional investments to kind of put it into action, as Jeff talked about, where you’re looking to win.

And then just another question on the cost savings side. So we think a lot about free cash flow in this business. It looks like some of the costs will be front-loaded for those costs to achieve. Overall, when we look at everything that’s going on here, the Skydance contribution has probably lower cash interest. Is this deal going to be free cash flow accretive immediately or will that take some time as all of the synergies roll through? Thank you.

A

Yeah, of course. So, first of all, I’ll start with streaming, I just want to clarify. You know, Skydance, we’ve had a basically feature film arrangement with Paramount Pictures for a little over a decade. We’re incredibly proud of that partnership and it continues, obviously, and extends to this day. But just to clarify, we’ve never had a partnership with Paramount+. So, I just want to make sure that clarification is out there.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

I also think if you look at Paramount+ as one of the fastest growing streaming services in the market, what the team has done, we think we think is pretty remarkable. And obviously, from the Taylor Sheridan content onwards, it’s an incredibly powerful platform. What we want to be able to do is obviously double down on obviously the creativity on platform, but also really rebuild the DTC platform to ensure that it is best in class from a technological perspective. That will have the added benefit of increasing time spent on platform and ensuring that it is both a better experience for the user while also reducing costs, and we — there are technological partners that we do intend and can talk to you more at a later date and that we do intend to bring into that. And, from that standpoint, we believe we’re very well positioned.

I do think, when you look at international, there are things that can be evaluated. There are potential partnerships that absolutely need to be evaluated, all of which we can’t speak to exactly at this time, but believe that, by doubling down on P+‘s storytelling capabilities and rebuilding basically the platform, you know, we can obviously ensure that the company is positioned to be able to win. And, as we said earlier, we do believe that achieving profitability in streaming is essential and believe that you need to continue to scale from the perspective of also being profitable.

With that, I’ll hand it over to Jeff and Andy to answer some other aspects of that question.

A

Yeah. Let me just jump in for 10 seconds before I hand it over to Andy. I want to just make sure, just to punctuate what David said, we’re not going to be binary. We’re going to be fairly agnostic here. We’re very proud of the relationship we have with Netflix and also with Amazon. And we’re going to maximize the value of our content, whether it’s on our platforms or whether it’s on our partners platforms and we’re going to continue to do that across the organization in order to maximize the value of our content. And the platform, while still allowing our platforms to get to cash flow positivity and to win.

Andy?

A

Yeah, so good question. So, yes, you’re right. We are going to front-load the restructuring charges to achieve these efficiencies that will lead to cash flow accretion by the end of 2026 and clearly into 2027 versus what we believe our street forecast. The second thing that I will mention as well is that the transaction will be EPS- accretive within the first year based on current street estimates and growing from there thereafter.

Q

Thank you.

Operator: Thank you. Our next question comes from Richard Greenfield with Lightshed Partners. Your line is open.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Q

Thank you for taking the question. David, you get P for perseverance, I think, more than anything else today. You laid out a pretty ambitious plan to build Paramount into a next gen media tech company with a lot of content, a lot more content than it has today. Can you accomplish that without a joint venture? And I guess when you talk about these joint ventures and partnerships, David, there’s like a long history in the media space of partnerships and JVs not working very well. I guess what gives you the confidence that you can execute on a joint venture successfully? Two, can you just give us some, from a housekeeping standpoint, what are you assuming for revenue of the legacy assets just so we can sort of look at how you’re thinking about those legacy broadcast and cable network assets?

And then, last, the Skydance Animation piece is probably the most exciting part of this transaction in terms of what’s being added, but you’re tied to Netflix. Does — do you have the ability to do more with Skydance Animation away from Netflix that would go to theaters and Paramount+ over time. Thanks for taking so many questions.

A

Yeah, no, really, rich, first, first thank you and I really appreciate the kind words. Please know that the plan that we’ve obviously put forth obviously is all presented with Paramount as a completely stand-alone entity. So everything that you’re seeing is taken from that and we absolutely do believe that we can be successful, obviously, as a stand-alone enterprise and streaming across all of our businesses. We wouldn’t be here otherwise just to state the obvious. But I do believe that when you look at the media landscape as a whole as where it exists today is Paramount as a legacy media company does need to, as I said, first, double-down on the core competency of basically, you know, storytelling, but it really does need to make that transition to being a tech hybrid as a company. You you’ve watched some incredibly powerful technology companies move into the basically media space and do so very successfully. We believe it’s essential that we obviously move towards that direction, a tech company, which also goes back to what — what my core competency obviously is and goes back to the key that — key thesis in Skydance, which is that by bringing together technology and media, that’s actually — that’s what’s essential to be able to kind of chart a course forward in this environment.

I’ll turn it over to Andy to answer the second part of the question around the economics, and then I’ll take the third. So, Andy, please.

A

Yeah. I mean, look, I mean, I think that from an economic perspective, Rich, and nice to hear from you, you know, I think we think that not only will we be able to grow subscribers, but also be able to put ourselves in a position to be in a cash flow breakeven to positive within the first 18 months of closing. And so, that’s kind of running it on our own with some of the initiatives that David talked about. Clearly, if we can form some other business construct, we believe that we can accelerate that very quickly. I would also mention that the three CEOs and Naveen have come up with a plan potentially on the international business, which is likely to be executed between now and closing, which we also think will be quite compelling to the cash flow generation of the DTC segment.

There’s also probably another real interesting opportunity on the tech platforms between Pluto and Paramount+ that we also think we can drive a lot more efficiency and drive further cash flow generation for those two assets.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

A

Let me just jump in before we go back to the Animation question, Rich. Obviously, we all listen to your podcast every week and, you know, it’s hard to argue — take the premise of your question that Hulu as a partnership didn’t create tremendous value for the partners that were in it. So I take your point on joint ventures being challenging, but the more scale you can have in content, the better. So as David said, we are perfectly prepared to go it alone and get to cash flow positivity, you know, but there are lot of examples and I’ll say Hulu being one of them, where more scale and content can give you a better chance of winning. And, certainly, we will evaluate those as the time goes on.

So, back to you on the Animation.

A

Yeah. And then, back in Animation, I really appreciate you bringing that up. I mean, our goal is obviously at Skydance Animation is to build a studio that can, you know, over time stand alongside, you know, the iconic studios, like Walt Disney Animation and Pixar. We believe we’ve gone a long way and we’re incredibly proud for the world to see Spellbound when it comes out on Netflix later this year. We’ve recruited some of the best artists in the world, basically over to our studio. You know, again, I talked about it earlier, but when you think about [indiscernible] (01:04:38) Nathan Greno, who directed Tangled; Brad Bird, who directed Ratatouille. Rich [indiscernible] (01:04:44)‘s Utopia, we have several filmmakers responsible for some of the most iconic animated movies that have thankfully chosen to call Skydance their home. And, as Jeff said earlier, we’re not myopic in terms of how we look at the world. We have a phenomenal relationship with Netflix that we’re incredibly grateful for. That’s, you know, a multi-billion dollar pact to where, you know, we co-own everything we create in partnership with them, and that obviously expands to consumer products and ancillaries. And that is obviously the core of what we’re focused on at Skydance Animation, you know, and obviously that’s a relationship that is going to continue and thrive under that — under this partnership.

How it expands out, we need to be able to or we can talk to in more detail obviously at a later date. But, please know, we believe our relationship with Netflix and Skydance Animation will significantly bolster our family entertainment business and is incredibly additive to all Paramount shareholders.

A

Operator, let’s take one question...

Q

[indiscernible] (01:05:45)

A

Sorry. Go ahead, Rich. Sorry.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Q

I was just going to say, just to be clear, so I think Andy piped in the international JV that’s being talked about for Paramount+, that can proceed with the current management team regardless of the current transaction.

A

That’s correct and it’s not unclear the exact format of what will happen there, but we believe they have a very good plan to reduce costs and take out, you know, cash flow as part of that, and they are talking to us about some of their plans which we think are pretty compelling.

A

And just Rich, let me just take an opportunity to add to that that, you know, we have the three co-CEOs on the phone here. They’re all well known to all of us. We’ve been friends for a long time, Dave and I, with all three of them. And you buy these companies not just for the IP, but you buy it for the people. And so beyond those three, we know we’re getting a lot of great, talented people at Paramount. And, you know, we’re confident that this team is going to run this effectively during the next period of time as we wait to close this business.

Hey, operator, can we take a final question, please?

Operator: Yes, thank you. Our last question comes from Bryan Kraft with Deutsche Bank. Your line is open.

Q

Thanks. Good morning. Congrats on the deal. I had a few quick ones if I could. So I guess first, how much is the breakup fee in this transaction and does it apply if Paramount were to accept a superior proposal during the go shop period? My second one is, are there any opportunities you see to sell non-strategic assets and is that something that is a focus, whether it’s before closing or after closing? And then the last one is, David or Jeff, can you just tell us how you view Paramount Sports rights portfolio today? Would you be looking to add to it, to pare it down or do you like the balance that you have right now in terms of sports rights portfolio? Thank you.

A

Well, let me take the second two and come back on the on the first one, so on. So, as far as asset sales, yeah, I mean, there are assets. We’ve taken a bottom up approach. As I said, David and I and the team for the whole asset, the whole portfolio, the company and there are assets that here which we think are not strategic to where we’re going, that if we were to get a buyer to pay a price that we thought was compelling, we would absolutely do that. And, you know, I know current management is also talking about a couple of transactions that if they get the right price, will be supportive of us so on that for sure.

On sports, I mean, I could talk for an hour about that, but we have — we don’t have a lot of time. I will say, my current job for the past six months has been working with Jerry, who’s here in the room, Cardinale and Redbird, and sports is obviously the cornerstone of what Redbird does, you know, does. And so, you know, Jerry’s been in

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

this business for a long time and has tremendous relationships. When you look at the CBS Sports portfolio, it is really pretty formidable, not just with our joint partner between us and Skydance, the NFL, but [indiscernible] (01:08:58) Football, partnered with Fox, and March Madness, you know, partnered with WBD and, of course, the Masters and Golf and all the international soccer that we have. And so, while we’re going to be managing the cash flow of the business, sports is the foundation of our business and if there’s compelling rights in the future that we think can bolster us, we are a buyer probably rather than a seller in the sports area. And I think our relationships, on the Redbird side in particular, are going to create some pretty interesting, compelling opportunities in that area.

So, why don’t you go back to the first one.

A

Yeah. Look, I mean, I think as we mentioned up-front, the special committee has done a full and exhaustive and fair process to land the transaction with us. So we believe it’s appropriate, if at all, if anybody comes out of the woodwork to give them 45 days to see if that happens. To the extent that happens and they accept a superior proposal that we don’t accept, we will get a $400 million dollars breakup fee and that is all filed in the 8-K, which you can read.

Q

Okay. Thank you very much.

A

Thank you.

Unverified Participant

Okay. All right. Thank you, everybody. Yes, Jeff, thank you, everybody, for being on the call today. You know, we’re — it probably can come across on — audio is hard sometimes, but we couldn’t be more excited about this opportunity in this company, you know, and have faith in the people and the management.

Let me turn over to David to just to conclude. Go ahead, David.

Unverified Participant

Yeah, no, I just by conclusion is I want to thank you all for taking the time today and I really want to thank Shari Redstone and obviously the Redstone family for entrusting us with this incredibly iconic company. We’re incredibly excited for this opportunity and look forward to continuing to build Paramount into one of the most iconic institutions in the world. And so, just thank you for the time today. It’s a privilege.

Operator: Thank you for joining us today. The conference call has now ended.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Important Information About the Transactions and Where To Find It

In connection with the proposed transactions involving Paramount, Skydance and NAI (the “Transactions”), Paramount will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement on Schedule 14C and that will also constitute a prospectus of Paramount. Paramount may also file other documents with the SEC regarding the Transactions.

This document is not a substitute for the information statement/prospectus or registration statement or any other document that Paramount may file with the SEC. INVESTORS AND SECURITY HOLDERS OF PARAMOUNT ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE INFORMATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the information statement/prospectus, and other documents filed with the SEC by Paramount through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Paramount (+1-646-824-5450; jaime.morris@paramount.com).

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains both historical and forward-looking statements, including statements related to our future results, performance and achievements. All statements that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect our current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements.

Important risk factors that may cause such a difference include, but are not limited to: (i) that the Transactions may not be completed on anticipated terms and timing (or at all), (ii) that a condition to closing of the Transactions may not be satisfied, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) that the anticipated tax treatment of the Transactions may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the Transactions, (v) potential litigation relating to the Transactions that could be instituted against Paramount or its directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions, (vii) any negative effects of the announcement, pendency or consummation of the Transactions on the market price of Paramount’s common stock and on Paramount’s or Skydance’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Transactions, (ix) the risks and costs associated with the integration of, and the ability of Paramount and Skydance to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the Transactions will harm Paramount’s business, including current plans and operations or by diverting management’s attention Paramount’s ongoing business operations, (xi) the ability of Paramount to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in Paramount’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

These risks, as well as other risks associated with the Transactions, will be more fully discussed in the information statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Paramount’s consolidated financial condition, results of operations, credit rating or liquidity. The forward-looking statements included in this communication are made only as of the date of this communication, and we do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by applicable law.

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Paramount Global (PARA) Skydance Media LLC by Paramount Global Merger Call	Raw Transcript 08-Jul-2024

Disclaimer

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